Item 77 C -- Submission of Matters to a Vote of Security Holders

A Special Meeting of Shareholders of Vision Capital Appreciation
Fund ("Capital Appreciation") and Vision Growth and Income
Fund ("Growth and Income"), each a separate portfolio of Vision Group of Funds, Inc. ("Corporation") was held on
October 14, 1999. The following items, which are required to be reported under this Item 77C, were approved at the meeting:

					                  ABSTENTIONS
WITHHELD        								AND
AUTHORITY TO
Agenda Item   		    FOR	       AGAINST     BROKER NON-VOTES
	VOTE

1.	Approval by shareholders of Growth and Income of the proposed
Agreement and Plan of Reorganization between the Corporation, On behalf of Growth and Income, Capital Appreciation and Vision
Mid Cap Stock Fund ("Mid Cap Stock"), whereby Mid Cap Stock would acquire all of the assets of Growth and Income in exchange for shares of the assets of Mid Cap Stock, to be distributed pro rata by Growth and Income to its shareholders in complete liquidation and termination of Growth and Income.

			3,612,407	72,519		60,070


2.	Approval by shareholders of Capital Appreciation of the proposed
Agreement and Plan of Reorganization between the Corporation, on behalf of Growth and Income, Capital Appreciation and Mid Cap
Stock, whereby Mid Cap Stock would acquire all of the assets of Capital Appreciation in exchange for shares of the assets of Mid
Cap Stock, to be distributed pro rata by Capital Appreciation to its shareholders in complete liquidation and termination of Capital Appreciation.

			1,688,364	5,307		8,419




The Definitive Proxy Statement for the Special Meeting held on
October 14, 1999 was filed with the Securities and Exchange
Commission on September 14, 1999, and is incorporated by reference. (File No. 811-5514)